August 8, 2019

Roger W. Jenkins
President and Chief Executive Officer
Murphy Oil Corporation
300 Peach Street
El Dorado, AR 71731-7000

       Re: Murphy Oil Corporation
           Form 10-K for the Fiscal Year ended December 31, 2018
           Filed February 27, 2019
           Form 8-K Filed August 8, 2019
           File No. 001-08590

Dear Mr. Jenkins:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Note A   Significant Accounting Policies
Revenue Recognition, page 60

1. Expand the disclosure, here or elsewhere in the notes to your financial statements, to more clearly describe the circumstances under which, and the reasons why, you record revenue net of certain costs associated with generation of revenue, including transportation, gathering, compression, and processing fees. Additionally, explain to us your support for this presentation under FASB ASC 606, including how it corresponds to the satisfaction of your performance obligations under the terms of the contracts with your customers.
Form 8-K dated August 8, 2019

Schedule of Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA), page 13
 Roger W. Jenkins
Murphy Oil Corporation
August 8, 2019
Page 2
2. Your presentation of EBITDA includes an adjustment for discontinued operations.
      Exchange Act Release No. 47226 describes EBITDA as "earnings before interest, taxes, depreciation and amortization." For the purposes of EBITDA, "earnings" means net income as presented in the statement of operations under GAAP. Measures that are calculated differently than those described as EBITDA in Exchange Act Release No.
      47226 should not be characterized as "EBITDA" and their titles should be distinguished from "EBITDA," such as "Adjusted EBITDA. Accordingly, either revise your calculation of EBITDA or revise the title to distinguish it from EBITDA. See Compliance and
      Disclosure Interpretation 103.01.
       You may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 or Brad Skinner,
Senior Assistant Chief Accountant, at (202) 551-3489 if you have any questions regarding the comments.



                                                          Sincerely,
FirstName LastNameRoger W. Jenkins
                                                          Division of
Corporation Finance
Comapany NameMurphy Oil Corporation
                                                          Office of Natural
Resources
August 8, 2019 Page 2
cc:       Walter K. Compton
FirstName LastName